
Mail Stop 3720

June 29, 2006

Via U.S. Mail and Fax (712) 664-2183
Mr. John Geake
President
Western Iowa Energy, LLC
1220 South Central Street
P.O. Box 399
Wall Lake, IA 51466

> RE: **Western Iowa Energy LLC**
> **Form 10-SB/A**
> **Filed June 21, 2006**
> **File No. 0-51965**

Dear Mr. Geake:

We have reviewed your supplemental response letter dated June 21, 2006 as well as your filings and have the following comments. As noted in our comment letter dated May 30, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-SB/A

Management's Plan of Operations for the Next 12 Months, page 13

1. Please refer to prior comment 11. We note that you sent a biodiesel sample to Magellan Midstream Partners for "independent certification." Tell us whether your customers require product approval before a sale is completed. Also, tell us how certification was accomplished prior to the product pretreatment (pending construction of your pretreatment facilities until the third quarter of 2006).

Report of Independent Registered Public Accounting Firm, page F-2

2. Please refer to prior comment 7. Revise the last paragraph to include the statements of operations and cash flows from September 24, 2004 (inception) to December 31, 2005.

Note 3 – Members' Equity, page F-10

3. Please refer to prior comment 10. Tell us how you are accounting for the verbal agreement to issue an additional 1,000 units. Refer to EITF 96-18 and 00-18.

Note 8 - Commitments and Contingencies, page F-11

4. Please refer to prior comment 11. Tell us what you mean by "in the event West Central is unable to market all product produced at the Wall Lake biodiesel facility at the prices established by Western Iowa Energy, West Central will work with Western Iowa Energy to develop the best business plan for meeting such circumstances." Also, tell us how you concluded that your price under the arrangement is fixed or determinable under SAB Topic 13(A)(1).

5. Please refer to prior comment 16. Tell us if you have any recourse from West Central (i.e., adjustment to income bonus) arising from the losses related to the soybean oil purchase contracts.

Balance Sheet, page F-13

6. Please delete the March 31, 2005 balance sheet.

*   *   *

As appropriate, please amend your filings and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director